                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               ARCH WIRELESS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    039392600
                    -----------------------------------------
                                 (CUSIP Number)

                               Abrams Capital, LLC
                           Attention: David C. Abrams
                         222 Berkeley Street, 22nd Floor
                                Boston, MA 02116
                                 (617) 646-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 6 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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-------------------                                           -----------------
CUSIP No. 039392600                13D                        Page 2 of 6 pages
-------------------                                           -----------------

--------------------------------------------------------------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Abrams Capital, LLC

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                       [_]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------

                          7    SOLE VOTING POWER

                               1,273,484

      NUMBER OF           ------------------------------------------------------
        SHARES
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER
         EACH
      REPORTING           ------------------------------------------------------
        PERSON
         WITH
                          9    SOLE DISPOSITIVE POWER

                               1,273,484

                          ------------------------------------------------------

                          10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,273,484

--------------------------------------------------------------------------------

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.81%

--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             OO - Limited Liability Company

================================================================================


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-------------------                                           -----------------
CUSIP No. 039392600                13D                        Page 3 of 6 pages
-------------------                                           -----------------

--------------------------------------------------------------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             David C. Abrams

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                       [_]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------

                          7    SOLE VOTING POWER

                               1,345,969

      NUMBER OF           ------------------------------------------------------
        SHARES
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER
         EACH
      REPORTING           ------------------------------------------------------
        PERSON
         WITH
                          9    SOLE DISPOSITIVE POWER

                               1,345,969

                          ------------------------------------------------------

                          10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,345,969

--------------------------------------------------------------------------------

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.19%

--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

================================================================================

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-------------------                                           -----------------
CUSIP No. 039392600                13D                        Page 4 of 6 pages
-------------------                                           -----------------

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Report on Schedule 13D, filed on April 4, 2003 (the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the
Schedule 13D.

     This filing of Amendment No. 1 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed or that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 1.  Security and Issuer.

     The securities to which this statement relates are shares of Common Stock, par value $.001 per share (the "Shares"), of Arch Wireless, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

Item 4.  Purpose of Transaction.

     From time to time, the Reporting Persons have acquired Shares in the ordinary course of business for investment purposes and have held such Shares in such capacity.

     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     On April 11, 2003, the Reporting Persons sent a letter to certain directors of the Issuer to request a meeting to discuss certain issues relating to proposals set forth in the Preliminary Proxy Statement filed by the Issuer with the Securities and Exchange Commission. A copy of this letter is attached hereto as an exhibit to this Amendment No. 1.

     In connection with the foregoing, the Reporting Persons are considering the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board), or (v) to change their intention with respect to any or all of the matters referred to in this
Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

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-------------------                                           -----------------
CUSIP No. 039392600                13D                        Page 5 of 6 pages
-------------------                                           -----------------

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the Funds and Abrams International from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying Shares and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

     Except as set forth in Item 4 of this Amendment No. 1 and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 Letter to certain Directors of the Board of Directors of the Issuer, dated as of April 11, 2003.


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-------------------                                           -----------------
CUSIP No. 039392600                13D                        Page 6 of 6 pages
-------------------                                           -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2003

                               ABRAMS CAPITAL, LLC

                               By: /s/ David C. Abrams
                                   --------------------------------------------
                                   Name:  David C. Abrams
                                   Title: Managing Member



                               DAVID C. ABRAMS

                               By: /s/ David C. Abrams
                                   --------------------------------------------
                                   David C. Abrams